EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:	Six Months Ended June 30, 2011	Year Ended December 31,
		2010	2009	2008	2007
Dollars in Millions
Earnings
Earnings from continuing operations before income taxes	$3,557	$6,071	$5,602	$4,776	$2,523
Less:
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	1,174	2,074	1,717	1,444	1,106
Equity in net income of affiliates	144	313	550	617	524
Capitalized interest	—	8	13	21	24

Adjusted income	2,239	3,676	3,322	2,694	869
Add:
Fixed charges	83	201	242	387	497
Distributed income of equity investments	127	313	550	590	488

Total Earnings	$2,449	$4,190	$4,114	$3,671	$1,854

Fixed Charges
Interest expense	$63	$145	$184	$310	$422
Capitalized interest	—	8	13	21	24
One-third of rental expense(1)	20	48	45	56	51

Total Fixed Charges	$83	$201	$242	$387	$497

Ratio of Earnings to Fixed Charges	29.51	20.85	17.00	9.49	3.73

(1)	Rents included in the computation consist of one-third of rental expense which the Company believes to be a reasonable estimate of an interest factor in its leases.

E-12-1